AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 30, 2008.
REGISTRATION NO. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM F-9
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
BROOKFIELD ASSET MANAGEMENT INC.
(Exact name of Registrant as specified in its charter)

ONTARIO	1121, 1031, 1061, 1311, 2421, 4939, 6311	NOT APPLICABLE
(Province or other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification Number,
Incorporation or Organization)	Classification Code Number, if applicable)	if applicable)
BROOKFIELD PLACE, 181 BAY STREET
SUITE 300, P.O. BOX 762
TORONTO, ONTARIO M5J 2T3
(416) 363-9491
(Address and telephone number of Registrant’s principal executive offices)
TORYS LLP
237 PARK AVENUE
NEW YORK, NY 10017
ATTENTION: ANDREW J. BECK
(212) 880-6000
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
COPIES TO:
TORYS LLP
SUITE 3000
79 WELLINGTON STREET WEST
BOX 270, TD CENTRE
TORONTO, ONTARIO, CANADA M5K 1N2
ATTN: PHILIP BROWN
(416) 865-0040
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
From time to time after the effective date of this Registration Statement.
PROVINCE OF ONTARIO, CANADA
(Principal jurisdiction regulating this offering)
It is proposed that this filing shall become effective (check appropriate box below):
A.  ☐ upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.  ☑ at some future date (check appropriate box below)
1.  ☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than seven calendar days after filing).
2.  ☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
3.  ☐ pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
4.  ☑ after the filing of the next amendment to this Form (if preliminary material is being filed).
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☑
CALCULATION OF REGISTRATION FEE

PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SECURITIES	AMOUNT TO BE	OFFERING PRICE	PROPOSED MAXIMUM AGGREGATE	AMOUNT OF
TO BE REGISTERED	REGISTERED	PER UNIT(1)	OFFERING PRICE(1)	REGISTRATION FEE
Debt Securities and Class A Preference Shares	USD$1,000,000,000	100%	US$1,000,000,000	US$39,300

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.
The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Base Shelf Prospectus
A copy of this preliminary short form base shelf prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form base shelf prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.
This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, (416) 363-9491, and are also available electronically at www.sedar.com.
December 30, 2008
PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS
US$1,000,000,000
BROOKFIELD ASSET MANAGEMENT INC.
Debt Securities
Class A Preference Shares

     Brookfield Asset Management Inc. (the “Company”) may from time to time offer and issue (i) unsecured debt securities (“Debt Securities”) and (ii) Class A Preference Shares (“Preference Shares”) under this short form base shelf prospectus (“Prospectus”). The Debt Securities and the Preference Shares (collectively, the “Securities”) offered hereby may be offered separately or together, in one or more series in an aggregate principal amount of up to US$1,000,000,000 (or the equivalent in other currencies or currency units) or, if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of US$1,000,000,000. Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying prospectus supplement (“Prospectus Supplement”) and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Company or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other specific terms and (ii) in the case of the Preference Shares, the designation of the particular class, series, aggregate principal amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of the Company or the holder, any exchange or conversion terms and any other specific terms. Each such Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of each such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.
     The Company’s head and registered office is at Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario, M5J 2T3.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
     Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in a Prospectus Supplement. Prospective investors should consult their own tax advisors with respect to their particular circumstances.
     The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of the Province of Ontario, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.
     The Company may sell Securities to or through underwriters or dealers or directly to investors or through agents. The Prospectus Supplement relating to each series of offered Securities will identify each person who may be deemed to be an underwriter with respect to such series and will set forth the terms of the offering of such series, including, to the extent applicable, the initial public offering price, the proceeds to the Company, the underwriting commissions and any other concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to each series sold to or through underwriters will be named in the related Prospectus Supplement.
     In connection with any underwritten offering of Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.
     The outstanding Class A Preference Shares, Series 2, Series 4, Series 8, Series 9, Series 10, Series 11, Series 12, Series 13, Series 14, Series 17, Series 18 and Series 21 are listed on the Toronto Stock Exchange.
     There is no market through which these Securities may be sold and purchasers may not be able to resell Securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”.

     In this Prospectus, unless the context otherwise indicates, references to the “Company” refer to Brookfield Asset Management Inc. and references to “Brookfield” refer to the Company and its direct and indirect subsidiaries. All dollar amounts set forth in this Prospectus and any Prospectus Supplement are in U.S. dollars, except where otherwise indicated.
DOCUMENTS INCORPORATED BY REFERENCE
     The following documents, filed with the securities regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in, and form an integral part of, this Prospectus:
(a)	the Company’s renewal annual information form dated March 28, 2008 (the “AIF”);

(b)	the Company’s audited comparative consolidated financial statements and the notes thereto for the financial years ended December 31, 2007 and 2006, together with the report of the auditors thereon, found at pages 83 through 115 of the Company’s 2007 annual report;

(c)	the management’s discussion and analysis for the audited comparative consolidated financial statements referred to in paragraph (b) above, found at pages 10 through 80 of the Company’s 2007 annual report;

(d)	the Company’s unaudited comparative interim consolidated financial statements for the three and nine-months ended September 30, 2008 and 2007;

(e)	the management’s discussion and analysis for the unaudited comparative interim consolidated financial statements referred to in (d) above; and

(f)	the Company’s management information circular dated March 14, 2008.
     All documents of the Company of the type referred to above and any material change reports (excluding confidential reports) which are required to be filed by the Company with the Ontario Securities Commission after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus. In addition, any report on Form 6-K or Form 40-F filed by the Company with the Securities and Exchange Commission (the “Commission”) after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus if and to the extent expressly provided in such report.
     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
     Upon a new annual information form and new interim or annual financial statements being filed with and, where required, accepted by the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous interim or annual financial statements and all material change reports and information circulars filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.
     A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for purposes of the offering of Securities covered by that Prospectus Supplement.
     Where the Company updates its disclosure of interest coverage ratios by a Prospectus Supplement, the Prospectus Supplement filed with applicable securities regulatory authorities that contains the most recent updated disclosure of interest coverage ratios and any Prospectus Supplement supplying any additional or updated information the Company may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of the Prospectus Supplement.
     Prospective investors should rely only on the information incorporated by reference or contained in this Prospectus or any Prospectus Supplement and on the other information included in the Registration Statement on Form F-9 relating to the Securities and of which this Prospectus is a part. The Company has not authorized anyone to provide different or additional information.
     Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3 telephone: (416) 363-9491, and are also available electronically at www.sedar.com.
AVAILABLE INFORMATION
     The Company has filed with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form F-9 relating to the Securities and of which this Prospectus is a part. This Prospectus does not contain all of the information set forth in such Registration Statement, to which reference is made for further information.
     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, files reports and other information with the Commission. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the Commission at l-800-SEC-0330 for further information on the public reference room. Certain of our filings are also electronically available from the Commission’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
     This Prospectus contains “forward-looking statements” within the meaning of Canadian and United States securities laws. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the Company’s filings with Canadian and United States securities regulators, including its Form 40-F filed with the Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
THE COMPANY
     Brookfield is an asset management company. Focused on property, power and infrastructure assets, Brookfield has approximately US$90 billion of assets under management and is co-listed on the New York, Toronto and Euronext Amsterdam stock exchanges under the symbols BAM, BAM.A and BAMA, respectively.
Recent Developments
     The following is a summary of significant recent developments affecting Brookfield since the date of the AIF:
     In April 2008, the Company announced that it had secured US$1 billion of long-term financing for Longview Timberlands, LLC, one of the largest and highest quality portfolios of freehold timberlands in the U.S., from a lending syndicate. This issuance consisted of three equal fixed rate tranches with an average term of 7.3 years and an average coupon of 5.17% and a five-year US$75 million floating rate note priced at LIBOR plus 160 basis points.
     In June 2008, the Company announced the completion of its Class A Series 21 preference share issue in the amount of C$150 million. The Company issued 6 million Cumulative Class A Preference Shares, Series 21, at a price of C$25 per share with a yield of 5.00% per annum. The Series 21 Preference Shares commenced trading on the Toronto Stock Exchange on June 25, 2008 under the symbol BAM.PR.O.
     Also in June 2008, the Company’s wholly-owned subsidiary, Brookfield Renewable Power Inc. announced the completion of a US$120 million project financing in connection with the acquisition of the Itiquira hydroelectric generating facility in Brazil. The financing was provided by Calylon, the corporate and investment banking arm of the Credit Agricole Group, and Export Development Canada (EDC).
     In October 2008, the Company announced that it had issued US$150 million of unsecured term debt comprising US$75 million of 5-year 6.65% notes and US$75 million of 4-year 6.4% notes pursuant to a private placement.
     In November 2008, the Company announced the completion of the sale of a portion of its Longview Timberlands, LLC to an investment fund managed by Brookfield for total proceeds of US$1.2 billion, generating net cash proceeds to Brookfield of approximately US$600 million.
     Also in November 2008, the Company announced that it had finalized an agreement to extend the final maturity of a debt financing of its Australian operations by one year. Under the terms of the agreement, the loan will be US$800 million of which US$140 million will be repaid in April 2009 and the balance in April 2010. The Company also announced its intention to combine all of its European operations into a single operating platform and to refinance it on a longer-term basis in the European markets.
USE OF PROCEEDS
     Unless otherwise indicated in a Prospectus Supplement, the net proceeds received by the Company from the sale of Securities will be used by the Company for general corporate purposes including the repayment of corporate debt.
DESCRIPTION OF CAPITAL STRUCTURE
     The Company’s authorized share capital consists of an unlimited number of preference shares designated as Class A Preference Shares, issuable in series, an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, an unlimited number of Class A Limited Voting Shares, and 85,120 Class B Limited Voting Shares. As of the date of this Prospectus, the Company had 10,465,100 Class A Preference Shares, Series 2; 2,800,000 Class A Preference Shares, Series 4; 1,805,948 Class A Preference Shares, Series 8; 2,194,052 Class A Preference Shares, Series 9; 10,000,000 Class A Preference Shares, Series 10; 4,032,401 Class A Preference Shares, Series 11; 7,000,000 Class A Preference Shares, Series 12; 9,999,000 Class A Preference Shares, Series 13; 665,000 Class A Preference Shares, Series 14; 8,000,000 Class A Preference Shares, Series 17; 8,000,000 Class A Preference Shares, Series 18; 8,000,000 Class A Preference Shares, Series 21; 583,318,983 Class A Limited Voting Shares; and 85,120 Class B Limited Voting Shares issued and outstanding.

DESCRIPTION OF THE PREFERENCE SHARES
     The following description sets forth certain general terms and provisions of the Preference Shares. The particular terms and provisions of a series of Preference Shares offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.
Series
     The Preference Shares may be issued from time to time in one or more series. The board of directors of the Company will fix the number of shares in each series and the provisions attached to each series before issue.
Priority
     The Preference Shares rank senior to the Class AA Preference Shares, the Class A Limited Voting Shares, the Class B Limited Voting Shares and other shares ranking junior to the Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. Each series of Preference Shares ranks on a parity with every other series of Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.
Shareholder Approvals
     The Company shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Preference Shares as a class or create preference shares ranking in priority to or on parity with the Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Company. Each holder of Preference Shares entitled to vote at a class meeting of holders of Preference Shares, or at a joint meeting of the holders of two or more series of Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Preference Share held by such holder.
DESCRIPTION OF DEBT SECURITIES
     The following description sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the series of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.
     The Debt Securities will be issued under an indenture dated as of September 20, 1995, as supplemented, (the “Indenture”) between the Company and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada), as trustee (the “Trustee”). The Indenture is subject to the provisions of the Business Corporations Act (Ontario) and, consequently, is exempt from the operation of certain provisions of the Trust Indenture Act of 1939 pursuant to Rule 4d-9 thereunder. A copy of the form of the Indenture has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part and is also available on the Company’s SEDAR profile at www.sedar.com. The following statements with respect to the Indenture and the Indenture Securities (as hereinafter defined) are brief summaries of certain provisions of the Indenture and do not purport to be complete; such statements are subject to the detailed referenced provisions of the Indenture, including the definition of capitalized terms used under this caption. Wherever particular sections or defined terms of the Indenture are referred to, the statement is qualified in its entirety by such reference. The term “Indenture Securities”, as used under this caption, refers to all securities issued under the Indenture, including the Debt Securities.
General
     The Indenture does not limit the aggregate principal amount of Indenture Securities (which may include debentures, notes and other unsecured evidences of indebtedness) which may be issued thereunder, and Indenture Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European currency units. Special Canadian and United States federal income tax considerations applicable to any Indenture Securities so denominated will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture permits the Company to increase the principal amount of any series of Indenture Securities previously issued and to issue such increased principal amount. (Section 301)
     The applicable Prospectus Supplement will set forth the following terms relating to the offered Debt Securities: (1) the specific designation of the offered Debt Securities; (2) any limit on the aggregate principal amount of the offered Debt Securities; (3) the date or dates, if any, on which the offered Debt Securities will mature and the portion (if less than all of the principal amount) of the offered Debt Securities to be payable upon declaration of acceleration of maturity; (4) the rate or rates per annum (which may be fixed or variable) at which the offered Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the Regular Record Dates for any interest payable on the offered Debt Securities which are in registered form (“Registered Debt Securities”); (5) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which the price or prices at which and the terms and conditions upon which the offered Debt Securities may be redeemed or purchased at the option of the Company or otherwise; (6) whether the offered Debt Securities will be issuable in registered form or bearer form or both and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the offered Debt Securities in bearer form and as to exchanges between registered and bearer form; (7) whether the offered Debt Securities will be issuable in the form of one or more registered global securities (“Registered Global Debt Securities”) and, if so, the identity of the Depository for such Registered Global Debt Securities; (8) the denominations in which any of the offered Debt Securities will be issuable if in other than denominations of $1,000 and any multiple thereof; (9) each office or agency where the principal of, and any premium and interest on, the offered Debt Securities will be payable and each office or agency where the offered Debt Securities may be presented for registration of transfer or exchange; (10) if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the offered Debt Securities are denominated and/or in which the payment of the principal of, and any premium and interest on, the offered Debt Securities will or may be payable; (11) any other terms of the offered Debt Securities, including covenants and additional Events of Default. Special Canadian and United States federal income tax considerations applicable to the offered Debt Securities, the amount of principal thereof and any premium and interest thereon will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture does not afford the Holders the right to tender Indenture Securities to the Company for repurchase, or provide for any increase in the rate or rates of interest per annum at which the Indenture Securities will bear interest, in the event the Company should become involved in a highly leveraged transaction or in the event of a change in control of the Company. (Section 301)
     Indenture Securities may be issued bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted Indenture Securities or other Indenture Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the Prospectus Supplement relating thereto. (Section 301)
     The Indenture Securities and any coupons appertaining thereto will be unsecured and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness for borrowed money of the Company. (Section 301)
Form, Denomination, Exchange and Transfer
     Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture Securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. (Section 302) Indenture Securities may be presented for exchange and Registered Debt Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable Prospectus Supplement, without service charge, but upon payment of any taxes or the governmental charges due in connection therewith. The Company has appointed the Trustee as Security Registrar. (Section 305)
Payment
     Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of, and any premium and interest on, Registered Debt Securities (other than a Registered Global Security) will be made at the office or agency of the Trustee in Toronto, Canada, except that, at the option of the Company, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto at such address as shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 305, 307 and 1002) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Registered Debt Securities will be made to the Persons in whose name such Registered Debt Securities are registered at the close of business on the Regular Record Date for such interest payment. (Section 307)

Registered Global Debt Securities
     The Registered Debt Securities of a particular series may be issued in the form of one or more Registered Global Debt Securities which will be registered in the name of, and deposited with, one or more Depositories or nominees, each of which will be identified in the Prospectus Supplement relating to such series. Unless and until exchanged, in whole or in part, for Indenture Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for such Registered Global Security to a nominee of such Depository, by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor. (Section 305)
     The specific terms of the depository arrangement with respect to any portion of a particular series of Indenture Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depository arrangements.
     Upon the issuance of a Registered Global Security, the Depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Indenture Securities represented by such Registered Global Security to the accounts of such persons having accounts with such Depository or its nominee (“participants”) as shall be designated by the underwriters, investment dealers or agents participating in the distribution of such Indenture Securities or by the Company if such Indenture Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. Such depository arrangements and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.
     So long as the Depository for a Registered Global Security or its nominee is the registered owner thereof, such Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Indenture Securities represented by such Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Indenture Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Indenture Securities of such series in definitive form and will not be considered the owners or Holders thereof under the Indenture.
     Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depository or its nominee will be made to such Depository or nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any paying agent for Indenture Securities of the series represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.
     The Company expects that the Depository for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.
     If the Depository for a Registered Global Security representing Indenture Securities of a particular series is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue Registered Debt Securities of such series in definitive form in exchange for such Registered Global Security. In addition, the Company may determine, at any time and in its sole discretion, not to have the Indenture Securities of a particular series represented by one or more Registered Global Debt Securities and, in such event, will issue Registered Debt Securities of such series in definitive form in exchange for all of the Registered Global Debt Securities representing Indenture Securities of such series. (Section 305)

Consolidation, Merger, Amalgamation and Sale of Assets
     The Company shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (the “Successor Corporation”) unless: (a) the Company and the Successor Corporation shall execute, prior to or contemporaneously with the consummation of such transaction, such instruments and do such things as, in the opinion of counsel, shall be necessary or advisable to establish that, upon the consummation of such transaction, (i) the Successor Corporation will have assumed all the covenants and obligations of the Company under the Indenture in respect of the Indenture Securities of every series and (ii) the Indenture Securities of every series will be valid and binding obligations of the Successor Corporation entitling the Holders thereof, as against the Successor Corporation, to all the rights of Holders of Indenture Securities under the Indenture; and (b) such transaction shall be on such terms and shall be carried out at such times and otherwise in such manner as shall not be prejudicial to the interests of the Holders of the Indenture Securities of each and every series or to the rights and powers of the Trustee under the Indenture. (Section 801)
Events of Default
     Unless otherwise indicated in any Prospectus Supplement, each of the following will constitute an Event of Default under the Indenture with respect to Indenture Securities of any series: (a) failure to pay principal of, or any premium on, any Indenture Security of that series when due; (b) failure to pay any interest on any Indenture Securities of that series when due, which failure continues for 30 days; (c) default in the payment of principal and interest on any Indenture Security required to be purchased pursuant to an Offer to Purchase required to be made pursuant to the terms of the Indenture Securities of such series; (d) failure to deposit any sinking fund payment, when due, in respect of any Indenture Security of that series; (e) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series other than that series), which failure continues for 60 days after written notice has been given by the Trustee or the Holders of at least 25% in aggregate principal amount of Outstanding Securities of that series, as provided in the Indenture; (f) failure by the Company to make any payment of principal of, or interest on, any obligation for borrowed money (other than an obligation payable on demand or maturing less than 12 months from the creation or issue thereof) when due or within any originally stated applicable grace period having an outstanding principal amount in excess of 5% of the Company’s Consolidated Net Worth in the aggregate at the time of default or any failure in the performance of any other covenant of the Company contained in any instrument under which such obligations are created or issued and if the holders thereof, or a trustee, if any, for such holders declare such obligations to be due and payable prior to the stated maturities thereof, provided that if such default is waived by such holders or trustee, then the Event of Default under the Indenture shall be deemed to be waived without further action on the part of the Trustee or the Holders; (g) certain events of bankruptcy, insolvency or reorganization affecting the Company; and (h) any other Events of Default provided with respect to the Indenture Securities of such series, as described in the applicable Prospectus Supplement. (Section 501)
     If an Event of Default (other than an Event of Default described in clause (g) above) with respect to the Indenture Securities of any series at the time outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of Outstanding Securities of that series by notice, as provided in the Indenture, may declare the principal amount of the Indenture Securities of that series to be due and payable immediately. If an Event of Default described in clause (g) above with respect to the Indenture Securities of any series at the time outstanding shall occur, the principal amount of all the Indenture Securities of that series will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture. (Section 502) For information as to waiver of defaults, see “— Modification and Waiver”.
     The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Indenture Securities of that series. (Section 512)
     No Holder of an Indenture Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Indenture Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series have made a written request, and such Holder or

Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of an Indenture Security for the enforcement of payment of the principal of, or of any premium or interest on, such Indenture Security on or after the applicable due date specified in such Indenture Security. (Section 508)
     The Company is required to furnish to the Trustee quarterly a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults. (Section 1004)
Defeasance
     The Indenture provides that, at the option of the Company, the Company will be discharged from any and all obligations in respect of the Outstanding Securities upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of or premium, if any, and each instalment of interest, if any, on the Outstanding Securities (“Defeasance”). Such trust may only be established if, among other things: (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law which, in the Opinion of Counsel, provides that Holders of the Outstanding Securities will not recognize gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (ii) the Company has delivered to the Trustee an opinion of Canadian counsel or a ruling from Revenue Canada (now Canada Revenue Agency) to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Securities include Holders who are not resident in Canada); (iii) no Event of Default or event that, with the passing of time or the giving of notice or both, shall constitute an Event of Default shall have occurred or be continuing; (iv) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and (v) certain other customary conditions precedent are satisfied. The Company may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if the Company meets the conditions described in the preceding sentence at the time the Company exercises the Defeasance option.
     The Indenture provides that, at the option of the Company, unless and until the Company has exercised its Defeasance option described in the preceding paragraph, the Company may omit to comply with certain restrictive covenants and such omission shall not be deemed to be an Event of Default under the Indenture and the Outstanding Securities upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium, if any, and each instalment of interest, if any, on the Outstanding Securities (“Covenant Defeasance”). In the event the Company exercises its Covenant Defeasance option, the obligations under the Indenture (other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants above) shall remain in full force and effect. Such trust may only be established if, among other things: (i) the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Outstanding Securities will not recognize gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (ii) the Company has delivered to the Trustee an opinion of Canadian counsel or a ruling from Revenue Canada (now Canada Revenue Agency) to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Indenture Securities include Holders who are not resident in Canada); (iii) no Event of Default or event that, with the passing of time or the giving of notice or both, shall constitute an Event of Default shall have occurred or be continuing; (iv) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and (v) certain other customary conditions precedent are satisfied. (Article Thirteen)

Modification and Waiver
     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series of Indenture Securities affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any instalment of interest on, any Outstanding Security, (b) reduce the principal amount of (or the premium), or interest on, any Outstanding Security, (c) reduce the amount of the principal of any Outstanding Security payable upon the acceleration of the maturity thereof, (d) change the place or currency of payment of principal of (or the premium), or interest on, any Outstanding Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Outstanding Security, (f) reduce the above-stated percentage of Outstanding Securities necessary to modify or amend the Indenture, (g) reduce the percentage of aggregate principal amount of Outstanding Securities necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (h) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified or (i) following the mailing of any Offer to Purchase, modify any Offer to Purchase for such Outstanding Security required to be made pursuant to the terms of such Outstanding Security in a manner materially adverse to the Holders thereof. (Section 902)
     The Holders of a majority in aggregate principal amount of the Outstanding Securities of any series, on behalf of all Holders of Outstanding Securities of such series, may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1009) Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in aggregate principal amount of the Outstanding Securities, on behalf of all holders of Outstanding Securities of such series, may waive any past default under the Indenture, except a default in the payment of principal, premium or interest or a default arising from failure to purchase any Outstanding Securities tendered pursuant to an Offer to Purchase. (Section 513)
Consent to Jurisdiction and Service
     The Indenture provides that the Company irrevocably appoint CT Corporation System, 1633 Broadway, New York, New York, 10019, as its agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture and the Indenture Securities and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in the City of New York and submit to such jurisdiction.
Enforceability of Judgments
     Since a substantial portion of the Company’s assets are outside the United States, any judgment obtained in the United States against the Company, including any judgment with respect to the payment of interest and principal on the Indenture Securities, may not be collectible within the United States.
     The Company has been informed by its Canadian counsel, Torys LLP (“Torys”), that a court of competent jurisdiction in the Province of Ontario would enforce a final and conclusive judgment in personam of a court sitting in the Borough of Manhattan, the City of New York, New York (a “New York Court”) that is subsisting and unsatisfied respecting the enforcement of the Indenture and the Indenture Securities that is not impeachable as void or voidable under the internal laws of the State of New York for a sum certain if: (i) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by the Company in the Indenture to the jurisdiction of the New York Court will be sufficient for the purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada); (iii) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws; and (iv) the action to enforce such judgment is commenced within the applicable limitation period. The Company has been advised by Torys that a monetary judgment of a New York Court predicated solely upon the civil liability provisions of United States federal securities laws would likely be enforceable in the Province of Ontario if the New York Court had a basis for jurisdiction in the matter that would be recognized by a court in Ontario for such purposes. There is no assurance that this will be the case. It is less certain that an action could be brought in the Province of Ontario in the first instance on the basis of liability predicated solely upon such laws.

Governing Law
     The Indenture and the Indenture Securities will be governed by the laws of the State of New York, except with respect to the rights, powers, duties or responsibility of the Trustee which shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. (Section 113)
The Trustee
     The Trustee under the Indenture is Computershare Trust Company of Canada.
Certain Definitions
     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)
     “Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control”, when used with respect to any Person, means the power to influence the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” having meanings correlative to the foregoing.
     “Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with Canadian generally accepted accounting principles and which has a term of at least 36 months. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.
     “Capital Stock” of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests whether general or limited, of such Person.
     “Common Stock” of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Capital Stock of any other class of such Person.
     “Consolidated Net Worth” of any Person means the consolidated stockholders’ equity of such Person, determined on a consolidated basis in accordance with Canadian generally accepted accounting principles, plus, without duplication, Qualifying Subordinated Debt and Deferred Credits; provided that, with respect to the Company, adjustments following the date of the Indenture to the accounting books and records of the Company in accordance with U.S. Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto), or comparable standards in Canada, or otherwise resulting from the acquisition of control of the Company by another Person shall not be given effect.
     “Debt” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every Capital Lease Obligation of such Person, (vi) every obligation that could not be considered as interest in accordance with Canadian generally accepted accounting principles under Interest Rate or Currency Protection Agreements of such Person and (vii) every obligation of the type referred to in clauses (i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable for, directly or indirectly, as obligator, Guarantor or otherwise.
     “Deferred Credits” means the deferred credits of the Company and its Subsidiaries determined on a consolidated basis in accordance with Canadian generally accepted accounting principles.

     “Government Obligation” means (x) any security which is (i) a direct obligation of the government which issued the currency, or a direct obligation of the Government of Canada issued in such currency, in which the Indenture Securities of a particular series are denominated for the payment of which its full faith and credit is pledged or (ii) obligations of a Person the payment of which is unconditionally guaranteed as its full faith and credit obligation by such government which, in the case of either subclause (i) or (ii) of this clause (x), is not callable or redeemable at the option of the issuer thereof and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any Government Obligation which is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.
     “Guarantee” by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Debt of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and “Guaranteed”, “Guaranteeing” and “Guarantor” shall have meanings correlative to the foregoing); provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.
     “Interest Rate or Currency Protection Agreement” of any Person means any interest rate protection agreement (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements), and/or other types of interest hedging agreements, and any currency protection agreement (including foreign exchange contracts, currency swap agreements or other currency hedging arrangements).
     “Qualifying Subordinated Debt” means Debt of the Company (i) which by its terms provides that the payment of principal of (and premium, if any) and interest on, and all other payment obligations in respect of, such Debt shall be subordinate to the prior payment in full of the Indenture Securities to at least the extent that no payment of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for so long as there exists any default in the payment of principal (or premium, if any) or interest on the Indenture Securities or any other default that, with the passing of time or the giving of notice or both, would constitute an event of default with respect to the Indenture Securities and (ii) which expressly by its terms gives the Company the right to make payments of principal in respect of such Debt in Common Stock of the Company.
     “Stated Maturity”, when used with respect to any Indenture Security or any instalment of principal thereof or interest thereon, means the date specified in such Indenture Security as the fixed date on which the principal of such Indenture Security or such instalment of principal or interest is due and payable.
PLAN OF DISTRIBUTION
     The Company may sell Securities to or through underwriters or dealers and also may sell Securities directly to purchasers or through agents.
     The distribution of Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.
     In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the Securities Act. Any such person that may be deemed to be an underwriter with respect to Securities of any series will be identified in the Prospectus Supplement relating to such series.
     The Prospectus Supplement relating to each series of Securities will also set forth the terms of the offering of the Securities of such series, including, to the extent applicable, the names of any underwriters or agents, the purchase price or prices of the offered

Securities, the initial offering price, the proceeds to the Company from the sale of the offered Securities, the underwriting discounts and commissions and any discounts, commissions and concessions allowed or reallowed or paid by any underwriter to other dealers.
     If so indicated in the applicable Prospectus Supplement, the Company may authorize dealers or other persons acting as the Company’s agents to solicit offers by certain institutions to purchase the offered Securities directly from the Company pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement which will also set forth the commission payable for solicitation of these contracts.
     Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Company or its subsidiaries in the ordinary course of business.
     Each series of Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Securities, the Securities will not be listed on any securities exchange. Certain broker-dealers may make a market in Securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Securities of any series or as to the liquidity of the trading market for the Securities of any series.
     In connection with any underwritten offering of Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
RISK FACTORS
An investment in the Securities is subject to a number of risks. Before deciding whether to invest in the Securities, investors should consider carefully the risks relating to the Company described below, the risk factors set forth in the relevant Prospectus Supplement and the information incorporated by reference in this Prospectus. Specific reference is made to the sections entitled “Business Environment and Risks” in the AIF and in the management’s discussion and analysis of the Company, which are incorporated by reference in this Prospectus.
No Existing Trading Market
     There is currently no market through which the Securities may be sold and purchasers of Securities may not be able to resell the Securities purchased under this Prospectus. There can be no assurance that an active trading market will develop for the Securities after an offering or, if developed, that such market will be sustained. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation.
     The public offering prices of the Securities may be determined by negotiation between the Company and underwriters based on several factors and may bear no relationship to the prices at which the Securities will trade in the public market subsequent to such offering. See “Plan of Distribution”.
Reliance on Subsidiaries
     The Company conducts a significant amount of its operations through subsidiaries. Although the Debt Securities are senior obligations of the Company, they are effectively subordinated to all existing and future liabilities of the Company’s consolidated subsidiaries and operating companies. The Indenture does not restrict the ability of the Company’s subsidiaries to incur additional indebtedness. Because the Company conducts a significant amount of its operations through subsidiaries, the Company’s ability to service its indebtedness and pay dividends on its securities is dependent on dividends and other distributions it receives from subsidiaries and major investments. Certain of the instruments governing the indebtedness of the companies in which the Company has an investment may restrict the ability of such companies to pay dividends or make other payments on investments under certain circumstances.

Foreign Currency Risks
     In addition, Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Securities denominated in currencies other than Canadian dollars. Such Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.
Credit Ratings
     There is no assurance that any credit rating, if any, assigned to Securities issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the Securities.
Interest Rate Risks
     Prevailing interest rates will affect the market price or value of the Securities. The market price or value of the Securities will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.
Ranking of the Debt Securities
     The Debt Securities will not be secured by any assets of the Company. Therefore, holders of secured indebtedness of the Company would have a claim on the assets securing such indebtedness that effectively ranks prior to the claim of holders of the Debt Securities and would have a claim that ranks equal with the claim of holders of Securities to the extent that such security did not satisfy the secured indebtedness. Furthermore, although covenants given by the Company in various agreements, may restrict incurring secured indebtedness, such indebtedness may, subject to certain conditions, be incurred.
LEGAL MATTERS
     Unless otherwise specified in a Prospectus Supplement relating to a series of Securities, certain matters of Canadian and United States law relating to the validity of the Securities will be passed upon for the Company by Torys in Toronto, Ontario, and New York, New York. The partners and associates of Torys, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
     The following documents have been filed with the Commission as part of the Registration Statement on Form F-9 of which this Prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; the consent of Deloitte & Touche LLP; the consent of Torys; powers of attorney; and the trust indenture dated as of September 20, 1995 between the Company and Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada), as trustee.
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
     Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT
     We have read the preliminary short form base shelf prospectus of Brookfield Asset Management Inc. (the “Company”) dated December 30, 2008 relating to the issue and sale of up to US$1,000,000,000, in aggregate, of debt securities and Class A Preference Shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
     We consent to the incorporation by reference in the above-mentioned prospectus of our report to the board of directors and the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2007 and 2006 and the consolidated statements of income, retained earnings comprehensive income, accumulated other comprehensive income (loss) and cash flows for the years then ended. Our report is dated March 13, 2008.

Toronto, Canada	(signed) Deloitte & Touche LLP
December 30, 2008	Chartered Accountants Licensed Public Accountants

A - 1

CERTIFICATE OF THE COMPANY
     Dated: December 30, 2008
     This short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all of the provinces of Canada.

(signed) J. Bruce Flatt	(signed) Brian D. Lawson
Chief Executive Officer	Chief Financial Officer
On behalf of the Board of Directors

(signed) Robert J. Harding Director	(signed) Jack L. Cockwell Director

C - 1

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS
INDEMNIFICATION OF DIRECTORS OR OFFICERS.
Under the Business Corporations Act (Ontario), the Company may indemnify a present or former director or officer or a person who acts or acted at the Company’s request as a director or officer of another corporation of which the Company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Company or such other corporation and provided that the director or officer acted honestly and in good faith with a view to the best interests of the Company, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such director or officer had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be made in connection with an action by or on behalf of the Company or such other corporation to procure a judgment in its favor only with court approval. A director or officer is entitled to indemnification from the Company as a matter of right if he or she was substantially successful on the merits in his or her defense of the action or proceeding and fulfilled the conditions set forth above.
In accordance with the Business Corporations Act (Ontario), the board of directors of the Company approved a resolution (the “Resolution”) dated August 1, 1997 providing for the following:
(i) the Company shall indemnify a director or officer of the Company, a former director or officer of the Company or a person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Company or such body corporate (except in respect of an action by or on behalf of the Company or such body corporate to procure a judgment in its favor), if,
(a) he or she acted honestly and in good faith with a view to the best interests of the Company, and
(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful;
(ii) the Company shall, with the prior approval of the court having jurisdiction, indemnify a person referred to in (i) above in respect of an action by or on behalf of the Company or such body corporate to procure a judgment in its favor, to which he or she is made a party by reason of being or having been a director or an officer of the Company or such body corporate, against all costs, charges and expenses reasonably incurred by him or her in connection with such action if he or she fulfils the conditions set out in paragraphs (i)(a) and (b) above; and
(iii) notwithstanding anything in (i) and (ii) above, a person referred to in (i) above shall be indemnified by the Company in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Company or body corporate, if the person seeking indemnity,
(a) was substantially successful on the merits in his or her defense of the action or proceeding, and
(b) fulfils the conditions set out in paragraphs (i)(a) and (b) above.
II-1

Nothing in the by-laws or resolutions of the Company limits the right of any person entitled to claim indemnity apart from the indemnity provided pursuant to the Resolution.
A policy of directors’ and officers’ liability insurance is maintained by the Company which insures, subject to certain exclusions, directors and officers for losses as a result of claims against the directors and officers of the Company in their capacity as directors and officers and also reimburses the Company for payments made pursuant to the indemnity provided by the Company pursuant to the Resolution and the Business Corporations Act (Ontario).
Insofar as indemnification for liabilities under the United States Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.
EXHIBITS
The following exhibits have been filed as part of this Registration Statement:

EXHIBIT
NUMBER	DESCRIPTION
1	Annual Information Form of the Company dated March 28, 2008 (incorporated by reference to the Company’s Annual Report on Form 40-F for the year ended December 31, 2007).

2	Unaudited comparative consolidated financial statements of the Company contained in the interim report to shareholders for the three and nine months ended September 30, 2008 and 2007 (incorporated by reference to Exhibit 1 to the Company’s Form 6-K filed on November 17, 2008).

3	Audited comparative consolidated financial statements of the Company and the notes thereto for the financial years ended December 31, 2007 and 2006, together with the report of the auditors thereon, found at pages 83 through 115 of the Company’s 2007 Annual Report (incorporated by reference to the Company’s Form 6-K filed on March 27, 2008).

4	Management’s discussion and analysis of financial results contained on pages 10 to 80 of the Company’s 2007 Annual Report (incorporated by reference to the Company’s Form 6-K filed on March 27, 2008).

5	Management’s discussion and analysis of financial condition and results of operations dated November 7, 2008 contained in the interim report to shareholders for the three and nine months ended September 30, 2008 (incorporated by reference to Exhibit 1 to the Company’s Form 6-K filed on November 17, 2008).

6	Management information circular dated March 14, 2008 (incorporated by reference to the Company’s Form 6-K filed on March 27, 2008).

7	Consent of Deloitte & Touche LLP.

8	Consent of Torys LLP.

9	Powers of Attorney (included on the signature pages of this Registration Statement).

10	Trust Indenture dated as of September 20, 1995 by the Company in favor of Montreal Trust Company, as trustee (incorporated by reference to the Company’s Form F-9 filed January 21, 2004).
II-2

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
ITEM 1. UNDERTAKING.
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-9 or to transactions in said securities.
ITEM 2. CONSENT TO SERVICE OF PROCESS.
Concurrently with the filing of this Registration Statement on Form F-9, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X.
Concurrently with the filing of this Registration Statement on Form F-9, Computershare Trust Company of Canada, the Trustee under the Indenture (as successor to Montreal Trust Company), will file with the Commission a written irrevocable consent and power of attorney on Form F-X.
III-1

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on this 30th day of December, 2008.

BROOKFIELD ASSET MANAGEMENT INC.
By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	Chief Financial Officer

POWERS OF ATTORNEY
Each person whose signature appears below constitutes and appoints each of J. Bruce Flatt, Brian D. Lawson and Alan V. Dean his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments (including amendments to be declared effective in accordance with Rule 462(b) promulgated under the Securities Act of 1933, as amended, and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the following capacities and on December 30, 2008:

SIGNATURE	TITLE

/s/ J. Bruce Flatt	Managing Partner, Chief Executive Officer and Director (Principal Executive Officer)
J. Bruce Flatt

/s/ Brian D. Lawson	Managing Partner and Chief Financial Officer (Principal Financial and Accounting Officer)
Brian D. Lawson

/s/	Director
J. Trevor Eyton

/s/ Jack L. Cockwell	Group Chairman and Director
Jack L. Cockwell

/s/ David W. Kerr	Director
David W. Kerr

/s/ Robert J. Harding	Chairman of the Board
Robert J. Harding

/s/	Director
Philip B. Lind

SIGNATURE	TITLE

/s/	Director
James K. Gray

/s/	Director
Frank J. McKenna

/s/ George S. Taylor	Director
George S. Taylor

Director
James A. Pattison

/s/	Director
Dr. Jack M. Mintz

/s/	Director
G. Wallace F. McCain

/s/ Maureen K. Darkes	Director
Maureen K. Darkes

/s/ Lance M. Liebman	Director
Lance M. Liebman

/s/ Patricia M. Newson	Director
Patricia M. Newson

/s/ Marcel R. Coutu	Director
Marcel R. Coutu

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Brookfield Asset Management Inc. in the United States, on this 30th day of December, 2008.
TORYS LLP

By:	/s/ ANDREW J. BECK
	Name:	Andrew J. Beck
	Title:	Partner

III-4

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
1	Annual Information Form of the Company dated March 28, 2008 (incorporated by reference to the Company’s Annual Report on Form 40-F for the year ended December 31, 2007).

2	Unaudited comparative consolidated financial statements of the Company contained in the interim report to shareholders for the three and nine months ended September 30, 2008 and 2007 (incorporated by reference to Exhibit 1 to the Company’s Form 6-K filed on November 17, 2008).

3	Audited comparative consolidated financial statements of the Company and the notes thereto for the financial years ended December 31, 2007 and 2006, together with the report of the auditors thereon, found at pages 83 through 115 of the Company’s 2007 Annual Report (incorporated by reference to the Company’s Form 6-K filed on March 27, 2008).

4	Management’s discussion and analysis of financial results contained on pages 10 to 80 of the Company’s 2007 Annual Report (incorporated by reference to the Company’s Form 6-K filed on March 27, 2008).

5	Management’s discussion and analysis of financial condition and results of operations dated November 7, 2008 contained in the interim report to shareholders for the three and nine months ended September 30, 2008 (incorporated by reference to Exhibit 1 to the Company’s Form 6-K filed on November 17, 2008).

6	Management information circular dated March 14, 2008 (incorporated by reference to the Company’s Form 6-K filed on March 27, 2008).

7	Consent of Deloitte & Touche LLP.

8	Consent of Torys LLP.

9	Powers of Attorney (included on the signature pages of this Registration Statement).

10	Trust Indenture dated as of September 20, 1995 by the Company in favor of Montreal Trust Company, as trustee (incorporated by reference to the Company’s Form F-9 filed January 21, 2004).